UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Jie Jiao
Name:	Jie Jiao
Title:	Chief Financial Officer

Date: May 25, 2018

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release

Exhibit 99.1

iClick Interactive Asia Group Limited Reports First Quarter 2018 Unaudited Financial Results

Hong Kong, May 23, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading independent online marketing technology platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operational Highlights:

	Three Months Ended March 31,
	2017	2018
	(US$ in thousands)	(US$ in thousands)	Percentage change
	(Unaudited)
Financial Metrics:
Net revenues
Net revenues from mobile audience solutions	18,170	30,884	70.0%
Net revenues from other solutions	7,714	4,345	(43.7%)
Total net revenues	25,884	35,229	36.1%
Adjusted EBITDA[1]	(1,911)	409
Adjusted net loss[1]	(3,479)	(1,418)
Diluted adjusted net loss per ADS[1]	(0.15)	(0.03)
Operating Metrics:
Gross billing
Gross billing from mobile audience solutions	24,993	73,575	194.4%
Gross billing from other solutions	21,886	18,317	(16.3%)
Total gross billing	46,879	91,892	96.0%

“We are pleased to report strong results for the first quarter of 2018, with an increase of 96.0% in gross billing and an increase of 36.1% in net revenues, from the first quarter of 2017,” said Mr. Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “During the traditionally soft first quarter, we witnessed strong sales momentum, driven by our continued strategic commitment on shifting our focus to capture more market demand in mobile audience solutions, with a year-over-year increase of 194.4% in gross billing from our mobile audience solutions, reaching a historical high of US$73.6 million. Net revenues from our mobile audience solutions also experienced an increase of 70% from the first quarter of 2017. On top of our robust growth, we are also delighted to realize a positive adjusted EBITDA earlier than expected. Looking forward to the remaining quarters of 2018, we believe that our investment in enhancing our leadership in the mobile marketing market will bear fruit, as the whole industry shifts focus from PC-end to mobile-end. Building on our technology that empowers more cost-efficient marketing distribution as well as our unparalleled datasets, we believe we are well positioned to capitalize on the tremendous market opportunity that is unfolding before us.”

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First quarter 2018 Financial and Operational Updates:

Net revenues for the first quarter of 2018 increased by 36.1% to US$35.2 million from US$25.9 million in the first quarter of 2017, primarily as a result of an increase in net revenues from mobile audience solutions and partially offset by a decrease in net revenues from other solutions.

Net revenues from mobile audience solutions for the first quarter of 2018 increased by 70.0% to US$30.9 million from US$18.2 million in the first quarter of 2017, primarily as a result of the Company’s strategic focus shifting to capture more market demand in mobile audience solutions.

Net revenues from other solutions for the first quarter of 2018 decreased by 43.7% to US$4.3 million from US$7.7 million in the first quarter of 2017, primarily as a result of the Company’s continued strategic shift away from other solutions.

Gross profit for the first quarter of 2018 increased by 27.8% to US$8.1 million from US$6.4 million in the first quarter of 2017, primarily as a result of an increase in gross profit from mobile audience solutions and partially offset by a decrease in gross profit from other solutions.

Total operating expenses decreased by 8.5% to US$9.9 million for the first quarter of 2018 from US$10.8 million for the first quarter of 2017. The decrease was primarily due to lower headcount and a decrease in share-based compensation expenses from US$1.1 million in the first quarter of 2017 to US$0.8 million in the first quarter of 2018.

Operating loss for the first quarter of 2018 was US$1.7 million, compared with US$4.4 million during the first quarter of 2017, as a result of the above.

Net loss totaled US$0.1 million for the first quarter of 2018, decreasing from US$12.0 million for the first quarter of 2017. Net loss attributable to the Company’s shareholders per diluted ADS was US$0.0021, compared with US$0.4635 in the first quarter of 2017.

Gross billing2 reached US$91.9 million during the first quarter of 2018, an increase of 96.0% from the first quarter of 2017, primarily as a result of significant growth in mobile audience solutions. Gross billing from mobile audience solutions was US$73.6 million during the first quarter of 2018, an increase of 194.4% from the first quarter of 2017, as a result of clients generating larger mobile marketing spend. Gross billing from other solutions was US$18.3 million during the first quarter of 2018, a decrease of 16.3% from the first quarter of 2017, primarily as a result of the strategic focus shifting to mobile audience solutions.

Adjusted EBITDA for the first quarter of 2018 was US$0.4 million, compared with a loss of US$1.9 million during the first quarter of 2017, primarily as a result of a substantial decrease of the operating loss. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the first quarter of 2018 attributable to the Company’s shareholders, which excludes share-based compensation expenses, fair value loss on derivative liabilities, and other losses/(gains), decreased to US$1.4 million from US$3.5 million in the first quarter of 2017. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

As of March 31, 2018, the Company’s cash and cash equivalents and time deposit amounted to US$23.5 million and US$14.8 million, respectively, compared with US$19.4 million cash and cash equivalents and US$25.0 million time deposit as of December 31, 2017.

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook:

•	Net revenues are estimated to be between US$175 million and US$180 million for the full year 2018, representing a growth between 39.7% to 43.7% from the full year 2017.

•	Gross billing is estimated to be between US$380 million and US$420 million for the full year 2018, representing a growth between 53.1% to 69.2% from the full year 2017.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 23, 2018 (8:00 PM Beijing/Hong Kong time on May 23, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7393816

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “iClick Interactive.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.i-click.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 30, 2018, by dialling the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	7393816

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in eight locations worldwide including Asia and London.

For more information, please visit http://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this press release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

iClick Interactive Asia Group Limited

Jie Jiao

Phone: +852-3700-9065

E-mail: ir@i-click.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6201

E-mail: iclick@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: iclick@tpg-ir.com

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended March 31,
	2017	2018
Net revenues[3]	25,884	35,229
Cost of revenues[3]	(19,527)	(27,106)

Gross profit	6,357	8,123

Operating expenses
Research and development expenses	(1,771)	(1,395)
Sales and marketing expenses	(6,617)	(5,891)
General and administrative expenses	(2,374)	(2,564)

Total operating expenses	(10,762)	(9,850)

Operating loss	(4,405)	(1,727)
Interest expense	(145)	(21)
Other (losses)/gains, net	(33)	2,080
Fair value loss on derivative liabilities	(7,430)	—

(Loss)/profit before income tax expense	(12,013)	332
Income tax benefit/(expenses)	9	(444)

Net loss	(12,004)	(112)

Accretion to convertible redeemable preferred shares redemption value	(200)	—
Accretion to redeemable ordinary shares redemption value	(415)	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(12,619)	(112)

Net loss	(12,004)	(112)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(9)	(214)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(12,013)	(326)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.4635)	(0.0021)
— Diluted	(0.4635)	(0.0021)
Weighted average number of ADS used in per share calculation:
— Basic	27,224,016	52,148,518
— Diluted	27,224,016	52,148,518

[3]	On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not have any impact to the accumulated deficit as of January 1, 2018. As a result of the adoption, certain rebates to marketers are presented net of revenues, as opposed to being included in cost of revenues in prior periods.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31,	As of March 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	19,401	23,510
Time deposit	25,000	14,750
Accounts receivable, net of allowance for doubtful receivables of US$1,478 and US$1,524 as of December 31, 2017 and March 31, 2018, respectively	40,798	48,342
Rebates receivable	1,334	2,146
Prepaid media costs	37,784	34,097
Other current assets	3,107	1,706
Income tax receivable	3	3

Total current assets	127,427	124,554

Non-current assets
Deferred tax assets	850	855
Property and equipment, net	1,165	896
Intangible assets, net	10,600	9,555
Goodwill	48,496	48,496
Other assets	284	304

Total non-current assets	61,395	60,106

Total assets	188,822	184,660

Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$29 and US$31 as of December 31, 2017 and March 31, 2018, respectively)	3,904	4,535
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$5,986 and US$2,931 as of December 31, 2017 and March 31, 2018, respectively)	33,037	29,998
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$804 and US$408 as of December 31, 2017 and March 31, 2018, respectively)	16,129	13,082
Bank borrowings	10,486	10,790
Income tax payable	2,123	2,794

Total current liabilities	65,679	61,199

Non-current liability
Deferred tax liabilities	3,159	2,901

Total non-current liability	3,159	2,901

Total liabilities	68,838	64,100

	As of December 31,	As of March 31,
	2017	2018
Shareholders’ equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 21,238,825 and 21,260,420 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	21	21
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 4,820,608 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	5	5
Treasury shares (2,123,382 shares and 2,101,787 shares as of December 31, 2017 and March 31, 2018, respectively)	(2,093)	(1,780)
Additional paid-in capital	274,294	274,884
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,320)	(3,535)
Accumulated deficit	(149,004)	(149,116)

Total shareholders’ equity	119,984	120,560

Total liabilities and shareholders’ equity	188,822	184,660

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) income tax (benefit)/expense, (iv) share-based compensation, (v) fair value loss on derivative liabilities, and (vi) other losses/(gains), net.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net loss for the periods indicated:

	Three Months Ended March 31,
	2017	2018
(Unaudited)
Net loss	(12,004)	(112)
Add / (less):
Depreciation and amortization	1,432	1,362
Interest expense	145	21
Income tax (benefit)/expenses	(9)	444

EBITDA	(10,436)	1,715
Add:
Share-based compensation	1,062	774
Fair value loss on derivative liabilities	7,430	—
Other losses/(gains), net	33	(2,080)

Adjusted EBITDA	(1,911)	409

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value loss on derivative liabilities, and (iii) other losses/(gains), net.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net loss for the periods indicated:

	Three Months Ended March 31,
	2017	2018
(Unaudited)
Net loss	(12,004)	(112)
Add / (less):
Share-based compensation	1,062	774
Fair value loss on derivative liabilities	7,430	—
Other losses/(gains), net	33	(2,080)

Adjusted net loss	(3,479)	(1,418)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2017	2018
(Unaudited)
Numerator:
Adjusted net loss	(3,479)	(1,418)
Accretion to convertible redeemable preferred shares redemption value	(200)	—
Accretion to redeemable ordinary shares redemption value	(415)	—

	(4,094)	(1,418)

Denominator:
Denominator for basic and diluted net loss per ADS - weighted average ADS outstanding	27,224,016	52,148,518

Basic adjusted net loss per ADS	(0.15)	(0.03)

Diluted adjusted net loss per ADS	(0.15)	(0.03)